Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES CLOSES PREVIOUSLY ANNOUNCED SENIOR CREDIT FACILITY FOR UP TO CAN$50 MILLION WITH MACQUARIE BANK LIMITED
TO ADVANCE ISLAND GOLD DEEP PROJECT

MONTREAL, Quebec, Canada, August 23, 2013 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), is pleased to announce that it has closed the Senior Secured Credit Facility (the “Facility”) for up to CAN$50 million with Macquarie Bank Limited (“MBL” or “Macquarie”) previously announced on June 17, 2013. The Corporation plans to use the Facility to fund the long-term development of the Island Gold Deep project and for working capital commitments at the Island Gold Mine in Dubreuilville, Ontario. The Facility is being provided in Canadian dollars, is subject to an interest rate of CDOR plus 700 basis points, and may be prepaid, in whole or in part, at any time without penalty, subject to standard break costs. The Corporation may request that the interest rate be fixed for the term of the Facility. All figures are in Canadian dollars, unless otherwise noted.

Paul Carmel, President and CEO of Richmont commented: “We are delighted to have closed this financing with Macquarie. It is testimony to the quality of our Island Gold Deep project, an asset with significant future potential for the Corporation and its shareholders. The loan provides Richmont with additional flexibility and financial strength to unlock Island Gold Deep’s potential and allow the Corporation to enter its next phase of growth.”

The $50 million Facility consists of three tranches, all of which are subject to certain conditions being met prior to drawdown. The Facility terms have been slightly adjusted from those set out in the initial Letter of Offer for the Facility, most notably to provide for a longer availability period under Tranche A which allows the Corporation more flexibility to manage Facility drawdowns and reduce interest financing costs. The final terms of the Facility are outlined below:

  Tranche A: $12.5 million. Available as a single drawdown until September 30, 2013, with an initial maturity date of September 30, 2014. The maturity date may be extended by 21 months, until June 30, 2016, if an initial gold hedging program (Initial Gold Hedging) is established before December 31, 2013 on a total of 50,000 ounces over a 30 month period ending June 30, 2016 at a minimum price of US$1,300/oz. If the 50,000 ounces of hedging is established before September 30, 2013, the drawdown availability period will be extended to March 31, 2014.

  Tranche B: $12.5 million. Available as a single drawdown until December 31, 2013, which may be extended by an additional 6 months to June 30, 2014 if the Initial Gold Hedging is established before December 31, 2013. The availability of Tranche B is subject to certain conditions being met including that the Corporation executes the Initial Gold Hedging and an additional gold hedging program covering an additional 75,000 ounces (for a total of 125,000 ounces if both Tranche A and Tranche B are drawn) at a minimum price of US$1,350/oz, for the period from the tranche drawdown date through December 31, 2017. The maturity date of this tranche is December 16, 2016.

  Tranche C: $25 million. This tranche is subject to certain additional conditions, and has a final maturity of December 31, 2017. In order to have access to this tranche the Corporation must have fully drawn on tranches A and B, and would have to meet other conditions, including receipt of additional required MBL approvals.

RICHMONT MINES CLOSES PREVIOUSLY ANNOUNCED SENIOR CREDIT FACILITY FOR UP TO CAN$50 MILLION WITH MACQUARIE BANK LIMITED TO ADVANCE ISLAND GOLD DEEP PROJECT
August 23, 2013

According to the terms of the Facility, the Corporation issued warrants for the purchase of 1,250,000 Richmont shares to MBL on the date of the closing of the Facility Agreement. The warrants will expire 3 years from the original date of their issue to MBL. A total of 812,500 warrants vested immediately upon closing of the Facility Agreement, with a strike price of CAN$2.45 per share. The remaining 437,500 warrants will vest when certain conditions to drawdown Tranche B are fully met by the Corporation. These warrants will also have a strike price of CAN$2.45 per share.

Additional details about the Island Gold Deep Project
The Island Gold Deep C Zone project contains an estimated Inferred mineral resource of 1.5 million tonnes grading 10.73 g/t Au for 508,000 ounces as at January 25, 2013. The Corporation expects to release an updated resource calculation for the Island Gold Deep project before the end of the third quarter of 2013. Island Gold Deep is subvertical, and is located at a depth of between 450 metres and 1,000 metres and is open in all directions. Island Gold Deep appears to be an extension of the areas currently being mined above in the Island Gold Mine, but at higher grades (10.73 g/t undiluted vs 5.60 g/t diluted) and greater widths (4.5 metres versus 2.7 metres). The Corporation has a capital budget for the project of $17 million in 2013, with work focused on extending the ramp at depth to establish a more optimal horizon for definition drilling and to access the deposit in order to begin mining operations. The ramp is expected to reach an approximate depth of 570 metres by year-end 2013, and 750 metres by year-end 2014. As the ramp progresses, an exploration drift and an initial development level will be established at depths deemed optimal for the Island Gold Deep zone.

Additional details about the Island Gold Mine Property
The 59.12 km2 (5,912 hectares) Island Gold property is located 83 km northeast of Wawa, Ontario. Ore from the Island Gold Mine is processed at Richmont’s on-site mill, an 850 tonne per day rated CIP facility. Since Island Gold began commercial production in October 2007, Richmont has produced more than 225,000 ounces of gold. Underground operations are accessed via a ramp, and mining activities currently reach a vertical depth of approximately 400 metres. As of December 31, 2012, the Island Gold Mine had estimated Proven & Probable reserves of 141,456 Au ounces, estimated Measured & Indicated Resources of 110,958 Au ounces, and additional estimated Inferred Resources of 55,744 Au ounces.

About Richmont Mines Inc.
Richmont Mines has produced over 1,300,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario and the Beaufor Mine in Quebec and is advancing three gold projects, the Island Gold Deep, W Zone and the Monique Gold projects. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

About Macquarie Bank Limited
MBL is a subsidiary of Macquarie Group, a global financial services firm headquartered in Sydney, Australia. With offices around the world, including Vancouver and Toronto, the Metals and Energy Capital Division of MBL is a leading provider of debt, equity and other forms of financing to the global resources industry.

RICHMONT MINES CLOSES PREVIOUSLY ANNOUNCED SENIOR CREDIT FACILITY FOR UP TO CAN$50 MILLION WITH MACQUARIE BANK LIMITED TO ADVANCE ISLAND GOLD DEEP PROJECT
August 23, 2013

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by R 43-101.

For more information, please contact:

Pierre Rougeau
Executive Vice-President and Chief Financial Officer
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 103
E-mail: prougeau@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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